Exhibit 12

Discover Financial Services

Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges of the Company for the nine months ended August 31, 2007 and 2006 and the years ended December 31, 2006, 2005, 2004, 2003, and 2002:

	Nine months ended August 31,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in millions)
Earnings:
Income before income tax expense	1,033	1,397	1,582	924	1,219	1,027	1,145
Losses from unconsolidated investees	3	2	3	2	2	—	—
Fixed Charges	986	701	946	782	652	795	1,054

Income before income tax expense and fixed charges	2,022	2,099	2,531	1,708	1,873	1,822	2,199

Fixed Charges[1]:
Total interest expense	982	697	940	776	648	790	1,048
Interest factor in rents	4	4	5	5	4	6	6

Total fixed charges	986	701	946	782	652	795	1,054

Ratio of earnings to fixed charges	2.1	3.0	2.7	2.2	2.9	2.3	2.1

[1]	Fixed charges is defined as interest expensed, amortized premiums discounts and capitalized expenses related to indebtedness and interest within rental expense.